Exhibit 99.2
NOTICE TO SECURITIES BROKERS OR DEALERS, BANKS OR TRUST
COMPANIES OR OTHER CUSTODIANS
January 5, 2011
Dear Madam or Sir:
This notice (the “Notice”) is being distributed to you on behalf of beneficial owners of Ivanhoe Mines Ltd.’s (the “Company”) common shares (“Common Shares”).
On December 16, 2010, the Company issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s Common Shares as of 5:00 p.m. (Toronto time) on December 31, 2010 (the “Record Date”) have been issued one right (“Right”) for each Common Share held. Except as defined herein, definitions used in this Notice are set out in the Prospectus.
Rights are evidenced by transferable Rights certificates (the “Rights Certificates”). A global rights certificate representing the total number of Rights to which all beneficial shareholders that hold their Common Shares through a securities broker or dealer, bank or trust company or other custodian (each, a “Participant”), as applicable, are entitled pursuant to the terms of the Rights Offering has been issued in registered form to, and in the name of, CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”) (or one of their respective nominees), as the case may be.
Beneficial shareholders that hold their Common Shares through a Participant that participates directly or indirectly in the book-entry system administered by CDS or DTC will have their Rights initially credited to their respective Participants as of the Record Date in custody through such Participants.
All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of CIBC Mellon Trust Company (the “Subscription Agent”), incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company, the Subscription Agent or the Dealer Managers.
The Prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the underlying Common Shares in each of the provinces and territories of Canada. The Prospectus also covers the offer and sale of the Rights and the underlying Common Shares within the United States under the U.S. Securities Act. The Rights and the underlying Common Shares have not been qualified under the securities laws of any jurisdiction other than Canada and the United States.

Accordingly, a Participant may not be able to exercise any Rights on behalf of any person with an address of record outside Canada or the United States and, in connection with any exercise of Rights, will be deemed to have certified to the Company that all persons on whose behalf a Participant is exercising Rights, including exercises through the book-entry systems administered by CDS or DTC, are residents of either Canada or the United States or are otherwise permitted to exercise the Rights under the law of the applicable jurisdiction. Participants holding for holders of Rights with an address of record outside Canada or the United States may consider selling any and all Rights held for the benefit of such persons to the extent permitted under their arrangements with such persons and applicable law and to remit the net proceeds to the accounts of such persons.
You or your clients for whom you hold Common Shares registered in your name or in the name of your nominee should consult professional advisers as to whether you require or your client requires any governmental or other consents or you need or your client needs to observe any other formalities to enable you or your client to exercise or sell your or your client’s Rights.
For your information and for forwarding to your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing copies of the following documents:
1.	the Prospectus;

2.	a Notice to Canadian and U.S. Beneficial Shareholders; and

3.	a Notice to Beneficial Shareholders Resident outside Canada and the United States.
Please transmit a copy of the Prospectus and a “Notice to Canadian and U.S. Beneficial Shareholders” to your clients that are beneficial shareholders of Common Shares with an address of record in Canada or the United States. Please also transmit to such holders any standard forms you may require for them effect their exercise of Rights they beneficially hold and any standard forms you may require to permit guaranteed delivery.
Please transmit a copy of the Prospectus and a “Notice to Beneficial Shareholders Resident outside Canada and the United States” to your clients that are beneficial shareholders of Common Shares with an address of record outside Canada or the United States.
We urge you to contact your clients as promptly as possible in order to obtain their instructions with respect to the Rights Offering. In order to exercise Rights pursuant to the Rights Offering, your clients must provide you with the required forms and instructions to exercise the Rights each wishes to exercise and the full Subscription Payment with respect to that exercise sufficiently in advance of the Expiry Time of 5:00 p.m. (Toronto time) on the Expiry Date of January 26, 2011 to permit you to exercise all of the applicable Rights through either CDS or DTC such that the Subscription Agent receives your clients’ Subscription Payments and any required confirmation of exercise prior to the Expiry Time on the Expiry Date.

Note that neither this Notice nor the Prospectus constitute an offer to sell or the solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
If the Rights Offering does not proceed, the aggregate Subscription Payments paid for the Rights exercised will be returned promptly to the subscribers without interest or deduction.
Any questions or requests for assistance may be directed to the Subscription Agent at the contact information set out below:
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
Sincerely,
“Robert Friedland”
Robert Friedland
Executive Chairman & Chief Executive Officer